CERTIFICATE OF NOTIFICATION

                                    Filed by

                               GULF POWER COMPANY

Pursuant to order of the Securities and Exchange Commission dated May 14, 1998 in the matter of File No. 70-9171.

                                 --------------

Gulf Power Company (the "Company") hereby certifies to said Commission, pursuant to Rule 24, as follows:

         1. On June 24, 1998, the issuance by the Company of $50,000,000 aggregate principal amount of its Series A 6.70% Senior Insured Quarterly Notes due June 30, 2038 (the "Series A Notes"), pursuant to the First Supplemental Indenture dated as of June 24, 1998, supplementing the Senior Note Indenture dated as of January 1, 1998 between the Company and The Chase Manhattan Bank, as Trustee, was carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said order with respect thereto.

         2. Filed herewith are the following exhibits:

       Exhibit A -- Copy of the  prospectus  supplement  with respect to
                    the   Series  A  Notes,   dated   June  17,   1998.   (Filed
                    electronically June 18, 1998, in File Nos. 333-42033, 333-42033-01 and 333-42033-02.)

       Exhibit B -- Underwriting  Agreement with respect to the Series A
                    Notes dated June 17, 1998. (Designated in Form 8-K dated June 17, 1998, as Exhibit 1.1.)

       Exhibit C -- Senior  Note  Indenture  dated as of January 1, 1998 between the Company and The Chase Manhattan Bank, as Trustee, and First Supplemental Indenture dated as of June 24, 1998. (Designated in Form 8-K dated June 17, 1998, as Exhibits 4.1 and 4.2.)

      Exhibit F --  Opinion  of  Beggs &  Lane,  A  Registered  Limited
                    Liability Partnership, dated June , 1998.



Dated    June 30, 1998                               GULF POWER COMPANY



                                                     By     /s/Wayne Boston
                                                             Wayne Boston
                                                          Assistant Secretary